PUTNAM MANAGED MUNICIPAL INCOME TRUST

c/o Putnam Investment Management, LLC

100 Federal Street

Boston, Massachusetts 02110

                                                                        March 13, 2020

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:    Division of Investment Management

Re:    Putnam Managed Municipal Income Trust—File No. 811-05740

Withdrawal of Request pursuant to Rule 19b‑1(e) under the
Investment Company Act of 1940, as amended

Ladies and Gentlemen:

        Putnam Managed Municipal Income Trust (the “Fund”) filed a request with the Securities and Exchange Commission (“SEC”) on February 28, 2020 (the “Request”) for relief pursuant to Rule 19b-1(e) under the Investment Company Act of 1940, as amended (the “1940 Act”) to permit the Fund to make additional capital gains distributions in excess of the limits prescribed in Section 19 of the 1940 Act and Rule 19b-1 thereunder.

        Further to the telephone conversation of March 13, 2020 between representatives of Putnam Investment Management, LLC (investment adviser to the Fund), Ropes & Gray LLP (counsel to the Fund), and members of the staff of the Division of Investment Management of the SEC, the Fund hereby requests that the Request be withdrawn effective today.

***

        All actions necessary to authorize the execution and filing of this request under the agreement and declaration of trust and bylaws of the Fund have been taken, and the person signing and filing this request is authorized to do so on behalf of the Fund.

        The verification required by Rule 0-2 is attached hereto as Appendix A.

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        If you have any questions regarding this request, please do not hesitate to contact Venice Monagan, Esq. of Putnam Investment Management, LLC at (617) 760-2577 or James E. Thomas, Esq. at Ropes & Gray LLP at (617) 951-7367.

                                                 Sincerely yours,

                                                            /s/ Jonathan S. Horwitz

                                                        Jonathan S. Horwitz

                                                                                           Executive Vice President and Principal Executive

                        Officer

                                                                                            Putnam Managed Municipal Income Trust

cc:   Venice Monagan, Esq., Counsel, Putnam Investment Management, LLC

        James E. Thomas, Esq., Ropes & Gray LLP

        Bryan Chegwidden, Esq., Ropes & Gray LLP

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Appendix A

Verification of Putnam Managed Municipal Income Trust

        The undersigned states that he has duly executed the attached request dated March 13, 2020 for and on behalf of Putnam Managed Municipal Income Trust (the “Fund”) in his capacity as Executive Vice President and Principal Executive Officer of the Fund and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

                                                            /s/ Jonathan S. Horwitz

                                Name: Jonathan S. Horwitz

                                                                                       Title: Executive Vice President and Principal Executive Officer

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